NEWS RELEASE FOR IMMEDIATE RELEASE

Chuck Magro to Succeed Mike Wilson as Agrium’s CEO January 1, 2014

October 2, 2013

CALGARY, Alberta – Agrium Inc. (TSX and NYSE: AGU) announced today that its Board of Directors has appointed Agrium’s Chief Operating Officer, Chuck Magro to succeed Mike Wilson as CEO upon his retirement, which will be effective December 31, 2013. Mr. Magro will join the Agrium Board of Directors immediately.

“The Board is pleased that its succession planning process has led to the selection of such a strong leader and internal candidate as Chuck to replace Mike,” said Agrium’s Board Chair, Victor Zaleschuk. “Chuck will join the Agrium Board and work with the directors and Agrium’s highly successful management team to ensure our integrated strategy continues to deliver superior results for shareholders.”

“I am confident that with Chuck’s leadership skills and industry experience, combined with the strength of our executive leadership team, the company will continue to build on Agrium’s high performance culture to drive operational excellence and bring value to all of our key stakeholders,” said Mike Wilson, President and CEO of Agrium.

“On behalf of the entire Board of Directors, I would like to express my thanks to Mike for his drive, dedication and leadership in implementing our integrated strategy and very successful expansionary phase that was envisioned nearly a decade ago. The success of our strategy has resulted in Agrium’s share price increasing by over 500% in the past decade,” said Agrium’s Board Chair, Victor Zaleschuk. “We are pleased Mike has agreed to remain on the Agrium Board until the next Annual General Meeting.”

Mr. Magro was appointed Chief Operating Officer in 2012. Prior to this, he held the role of Executive Vice President, Corporate Development & Chief Risk Officer and was responsible for a number of core areas within Agrium including: Corporate Development and Strategy, EHS&S, Sustainability & Stakeholder Relations, Internal Audit, and Risk Management. Previously, Mr. Magro was Vice President, Manufacturing where he was responsible for Agrium’s Wholesale manufacturing facilities.

Mr. Magro joined Agrium following an extensive career with Nova Chemicals, a major petrochemical manufacturer. Chuck started his career as a process engineer and his career progressed quickly to include leadership roles in plant and operations management, product line management, leading a major strategic growth project, supply chain team leadership and heading investor relations. He has a Bachelor of Applied Science (Chemical Engineering) from the University of Waterloo and an MBA from the University of Windsor.

Mr. Wilson joined Agrium Inc. as Executive Vice President and Chief Operating Officer in August of 2000 and was appointed Agrium’s President and CEO in 2003.

About Agrium

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor/Corporate Relations & Market Research

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com